Mail Stop 4561

April 28, 2009

Mr. Frits van Paasschen
Chief Executive Officer and Director
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604

      Re: **Starwood Hotels & Resorts Worldwide, Inc.**
              Form 10-K for the Year Ended December 31, 2008
              Filed February 27, 2009
              File No. 1-07959

Dear Mr. van Paasschen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

1.   In future filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the

table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Item 9A. Controls and Procedures, page 44

2.   We note that your executive officers concluded that your disclosure controls and procedures are "effective in alerting them in a timely manner to material information required to be included in the Company's SEC reports." Please tell us whether your executive officers concluded that your disclosure controls and procedures were effective to ensure that information you were required to disclose in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, consistent with the definition of "disclosure controls and procedures" under the Exchange Act. Refer to Exchange Act Rule 13a-15(e). Please confirm that your future filings will more accurately describe the executive officers' conclusions regarding effectiveness.

Notes to Financial Statements

Note 8. Goodwill and Intangible Assets

3.   Please tell us as of what date you performed your annual impairment test of goodwill. If the annual impairment test was performed as of a date prior to year-end, please tell us what consideration you gave to testing for impairment between annual tests in accordance with paragraph 28 of SFAS No. 142.

Note 23. Commitments and Contingencies, page F-45

4.   We note your disclosure that you are involved in various legal matters, some of which include claims for substantial sums, and that although you do not expect that the resolution of all legal matters will be material, an unfavorable resolution of some or all of these matters could materially affect your future results of operations or cash flows. Please tell us whether there is a reasonable possibility that a loss may have been incurred related to these matters, and if so, what consideration you gave to the disclosure requirements of paragraphs 9-12 of SFAS No. 5.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

 If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief